Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

My French Connection, Inc.
1620 Surveyor Blvd
Carrollton, TX 75006
https://ouipleasebox.com

Up to $1,070,000.00 in "Series B" Common Stock at $0.50
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: My French Connection, Inc.
Address: 1620 Surveyor Blvd, Carrollton, TX 75006
State of Incorporation: TX
Date Incorporated: October 16, 2019

Terms:

Equity

Offering Minimum: $10,000.00 | 20,000 shares of "Series B" Common Stock
Offering Maximum: $1,070,000.00 | 2,140,000 shares of "Series B" Common Stock
Type of Security Offered: "Series B" Common Stock
Purchase Price of Security Offered: $0.50
Minimum Investment Amount (per investor): $300.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Proxy for shares sold in this Offering.

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Bonuses

Early Bird Special

First 48 hours - Friends and Family Early Birds | 15% bonus shares

Next 5 days - Early Bird Bonus | 10% bonus shares

Volume

$500 - 15% discount on annual membership (6 boxes per year)

$1,000 - 20% discount on annual membership (6 boxes per year)

$2,500 - 25% discount on annual membership (6 boxes per year)

$5,000+ 30% discount and 5% bonus shares annual membership (6 boxes per year)

$10,000+ 40% discount and 10% bonus shares annual membership (6 boxes per year)

$20,000+ Free Annual (up to 6 boxes per year) package and 20% bonus shares

<u>The 10% Bonus for StartEngine Shareholders</u>

My French Connection, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series B Common Stock at $0.50 / share, you will receive 110 shares of Series B Common Stock, meaning you'll own 110 shares for $50. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

OuiPlease is the Premiere French luxury subscription box in the United States and Canada.

Every other month, OuiPlease delivers the best in French Beauty, Jewelry, Apparel, Accessories, Home and Epicure to your doorstep. Unlike other subscription services, OuiPlease boxes feature full-sized products that are curated by a team of French influencers. We arrange your unique selection with a meticulous eye for quality, aesthetics and innovation.

When I started MY FRENCH CONNECTION LLC, I was primarily doing Marketing Luxury consulting under the name BEFRNCH.

It allowed me to build a network while working on OUIPLEASE with various French Brands.

On November 2014, I launched OuiPlease (ouipleasebox.com), officially.

Where We Fit In
-OuiPlease skews 3-4x higher in price than the average subscription box and there are a few reasons for this including:
- The quality of our products (we offer a luxury experience)
- They are exclusive and not easily available to consumers in US & CAD (99% of the products you cannot find in the USA and are not easily available)
- Lastly, we offer full-sized products, not just samples of products.

Pricing Structure
OuiPlease offers three box options:
- Single Box one-time purchase - $165
- Bi-monthly - $150 and renews every other month
- Annual - $650 one-time payment for 6 boxes a year

Distribution
-Products are imported directly from France and shipped to our Distribution Center in Dallas, TX
-We ship from Dallas, TX anywhere in USA & Canada only at this time

In October of 2019, OuiPlease converted from LLC to Inc and now is MY FRENCH CONNECTION INC.

OuiPlease is a USPTO trademark owned by My French Connection LLC (now My French Connection, Inc.)

Competitors and Industry

When comparing OuiPlease offerings and pricing to its competitors, OuiPlease skews 3-4x higher in price than the average subscription box and there are a few reasons for this including:

- The quality of our products (we offer a luxury experience)
- They are exclusive and not easily available to consumers in US & CAD (99% of the products you cannot find in the USA and are not easily available)
- Lastly, we offer full-sized products, not just samples of products.

Pricing Structure

OuiPlease offers three box options:

- Single Box one-time purchase - $165

- Bi-monthly - $150 and renews every other month

- Annual - $650 one-time payment for 6 boxes a year

Competitors:

1. CAUSEBOX (indirect competitors)

Quarterly box $50/box, Includes 7 full-sized products worth $275+ in value. Each box introduces socially-conscious women to products that are making the world better. Enjoy Free Shipping. Gifts That Changes Lives. Socially Conscious Brands. Support Artisans.

2. BOX OF STYLE

The Zoe Report's Box of Style is intended to provide members with a seasonally curated box filled with fashion, beauty, and lifestyle brands that come highly recommended by The Zoe Report editors and Rachel Zoe herself. Each edition is valued at over $400 and members pay $99.99 quarterly for one box or $349.99 annually for four boxes.

3.FABFITFUN

FabFitFun is a quarterly subscription box, meaning you'll only receive it four times a year. Each box contains $200+ worth of goodies from skincare, makeup, home, fitness, fashion, and more – all hand-picked by the FabFitFun team.

4.BIRCHBOX

Birchbox is a New York City-based monthly subscription service that sends its subscribers a box of four to five selected samples of makeup, or other beauty-related products. The products include skincare items, perfumes, organic-based products, and various other cosmetics. The prices range from $10 to $15 a month depending on whether you're a new, current, or Ace VIP customer, and on the subscription duration (monthly, six-month, yearly).

Current Stage and Roadmap

Launched in 2014, OuiPlease is an eCommerce-based company and French Luxury Subscription Box based in Dallas, TX. OuiPlease offers exclusive full-sized products directly imported from France and delivers to the doorsteps of women all over USA & Canada. OuiPlease curates 6 Limited Edition Boxes per year with 8-10 products in each box from different categories: accessories, jewelry, beauty, epicure, and home. Our boxes are shipped every other month, and we ship directly to our consumers from our distribution center in Dallas, TX. Currently OuiPlease offers 3 box options: Single box (one-time purchase, no membership required) at $165, a bi-monthly option at $150 billed every other month, or annual membership with a one-time payment of $650 upfront the year with 6 Limited Edition Boxes included.

OuiPlease went from $232K in annual Revenue in 2017 to $453K in annual revenue in 2019, with a 214% increase from previous year. Since 2014, OuiPlease has shipped approximately 40,000 boxes, achieved $1.5M in Revenue, and maintains a 92% customer retention rate on average per year. In order to keep the momentum going,

OuiPlease must increase its marketing, operations, and technology investment for 2020-2021. This will allow us to tap into key data points, offer more insights into our business and customers, and provide more transparency on the front-end and back-end.

The Team

Officers and Directors

Name: Jessica Barouche

Jessica Barouche's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** FOUNDER & CEO & DIRECTOR
  Dates of Service: October 21, 2013 - Present
  Responsibilities: Manages a team of six employees, oversees day-to-day processes, negotiates brand partnerships, buying and planning, as well as approves yearly budgets, initiatives and strategies. Currently does not take a salary.

- **Position:** Consultant
  Dates of Service: June 01, 2014 - Present
  Responsibilities: Consulting French Brands on Brand & Marketing Strategy

Name: Clarissa Wright

Clarissa Wright's current primary role is with CNW Marketing. Clarissa Wright currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: October 16, 2019 - Present
  Responsibilities: Responsible for developing the overarching marketing acquisition strategy, 2020 marketing budget allocation, and overseeing the marketing team.

- **Position:** Consulting Digital Marketing Manager
  Dates of Service: June 13, 2017 - Present
  Responsibilities: Responsible for developing the digital marketing strategy for the company including email marketing, customer acquisition, and paid search and social.

Other business experience in the past three years:

- **Employer:** CNW Marketing
  Title: Founder / Digital Marketing Consultant
  Dates of Service: February 01, 2018 - Present
  Responsibilities: Responsible for developing the overarching marketing acquisition strategy, 2020 marketing budget allocation, and overseeing the marketing team.

Name: Aurelien Defaye

Aurelien Defaye's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: October 16, 2019 - Present
  Responsibilities: Provide advice and input on corporate direction and governance.

- **Position:** Director of Marketing & Communications
  Dates of Service: May 01, 2014 - Present
  Responsibilities: Responsible for developing and maintaining brand partnerships and sourcing products for each box curation.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation

of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering common stock in the amount of up to $1.07M in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service. Our revenues are therefore dependent upon the market for subscription boxes.

Minority Holder; Securities with No Voting Rights

The common stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that luxury subscription boxes are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in

the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our customers that utilize our platform. Further, any significant disruption in service on OuiPlease by My French Connection, Inc. or in its computer systems could reduce the attractiveness of the business and result in a loss of customers interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on OuiPlease could harm our reputation and materially negatively impact our financial condition and business.

Delivery & Product Liability

Because we import our products directly from France we can run into risks such as international customs and delivery/freight delays and even product damages. This can result in product loss, increased customer churn rate, and ultimately money lost. We do offer 3rd party products, which can also provide increased liability for damaged or defective goods, and product quality which may result in losing money to have to replenish / repurchase goods and hurt OuiPlease brand reputation.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jessica Barouche	8,000,000	"Series A" Common Stock	100.0

The Company's Securities

The Company has authorized "Series A" Common Stock, and "Series B" Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,140,000 of "Series B" Common Stock.

"Series A" Common Stock

The amount of security authorized is 10,000,000 with a total of 8,000,000 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with "Series A" Common Stock.

"Series B" Common Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with "Series B" Common Stock.

Material Rights

There are no material rights associated with "Series B" Common Stock.

What it means to be a minority holder

As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1.00
  Number of Securities Sold: 1,000,000
  Use of proceeds: Legal Fees
  Date: October 16, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** "Series A" Common Stock
  Type of security sold: Equity
  Final amount sold: $7.00

Number of Securities Sold: 7,000,000
Use of proceeds: Legal Fees
Date: January 10, 2020
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

In 2017 OuiPlease achieved above $280K in Gross Profit that was primarily organic without a marketing acquisition strategy in place yet - no email marketing, paid social, or PPC.

In 2018, OuiPlease received a $270,000 investment to introduce a new product brand extension of OuiPlease called OuiPlease Homme for men as well as expand its marketing efforts including personnel, paid social, email marketing and more. The product launched in August of 2018. This is why you will see on the financial statement a 2.3x increase in the cost of goods. The trajectory of the men's box steadily declined and did not pick up at the pace we anticipated, while the women's business continued to increase. After careful consideration and analysis, OuiPlease made an executive decision to phase out the men's in late 2019 and continue its focus on the women's products that generated 3x the Revenue from the year prior. expanding the women's product assortment and improving its services to its customers.

Also in 2018, OuiPlease brought on a Director of marketing a marketing consultant that really helped buildout the overall strategy and streamline the marketing acquisition channels that weren't currently in place before: paid social, content curation, email marketing, affiliate marketing, brand ambassador programs, and more that would help scale which explains the increased salaries & wages.

In 2018, OuiPlease saw about a 26% decrease in Gross Profit at $207K in revenue due to logistic and importation issues from 2017. Instead of shipping six boxes year in 2017, OuiPlease shipped 4 limited edition boxes. This led to increased customer churn rate and loss of memberships increased refunds and delayed sales in 2018. The 2 remaining Limited edition box was carried over to 2018 and shipped in Q1/Q2 for the customers that already paid for them in 2017.

Overall, there were several factors that lead to increased expenses, cost-of-goods, and investing in scaling OuiPlease as we stepped into 2019.

Historical results and cash flows:

We knew 2019 was going to be a pivotal moment, so 2018 was all about preparation > OuiPlease re-vamped website for conversion optimization, more software integrations to automate several processes that were being done manually prior to which meant increased monthly fees & expenses.

That preparation for 2018 paid off and showed in 2019. In 2019, OuiPlease achieved $453K in Revenue a 214% increase from 2018. With increased marketing, operations, and technology investment for 2020, OuiPlease can expect to achieve at minimum a 25% revenue increase from 2019 based on its historical data and average compound annual growth rate (CAGR) of 32.4%.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Cash on hand from incoming sales/revenue to bank account at any given time: $20,000

Working Capital via PayPal Business: $15,000,

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

As a self-funded company up until this point, we realize that we need to raise capital in order to continue to build out our team, streamline our operations, and scale our marketing efforts. This capital is critical to our growth, as cash on hand is only at $20,000 on average per month which limits our growth capabilities.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Yes, the funds are necessary to viability. We expect the Company will be 20% self-funded, and the other 80% will be the funds raised from the campaign or other offerings.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

In 2018, OuiPlease had an end cash flow of $44,688.

The minimum raise of $10,000 will allow us to add an additional cushion/safety net in the bank for cash flow to assist with expenses when needed.

How long will you be able to operate the company if you raise your maximum funding goal?

In 2018, we ended at a net cash flow of $44,688. For a growing business, that is not a lot on hand.

Adding that additional 1.07M in funding via Start Engine Regulation CF to our average annual revenue of $276,000 (taking 3-year average Revenue from 2017 to 2019) that is approximately $1.35M.

Given our average operating expenses plus cost of goods account for about $276K per year > divide that into $1.86M that puts us at about 4.9 years of continuing to operate with this funding. Granted, this doesn't take into consideration the money will invest in our marketing efforts, which currently generates on average 3x ROAS. So if we're investing $300K in marketing we can expect to achieve $900K-$1M in additional revenue which will allow us to grow and sustain even longer than the 4 years.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We do plan to open more lines of business credit but at this time have not done so.

Indebtedness

- **Creditor:** Zahi Haddad
  Amount Owed: $56,000.00
  Interest Rate: 0.0%
  Maturity Date: February 01, 2024
  Original loan was $270,000, remaining owed is $56,000

- **Creditor:** PayPal Business

Amount Owed: $2,410.46
Interest Rate: 9.6%
Maturity Date: September 01, 2021

Related Party Transactions

- **Name of Entity:** Zahi Haddad
  Relationship to Company: Friend
  Nature / amount of interest in the transaction: $270,000 investment for OuiPlease Homme. There was a 70/30 split in revenue. 30% of monthly revenue generated from OuiPlease Homme would go back into the business and 70% would be paid out to him each month. Once OuiPlease Homme phased out, a loan repayment of $4,000 per month was agreed upon.
  Material Terms: No interest rate, and maturity date to 2024. A remaining balance of $56,000 is owed of the original $270,000.

Valuation

Pre-Money Valuation: $4,000,000.00

Valuation Details:

The Company set its valuation internally, without a formal-third party independent valuation.
There are several underlying factors that went into our valuation.

We took a look at our growth rate in the last year, our CAGR, our revenue multiple, all that we've already established that can be leveraged, and an analysis of the subscription box landscape.

In 2019, OuiPlease achieved tremendous growth with a 214% increase in revenue and 263% increase in order volume from 2018. To date we've achieved over $1.5 Million in Revenue since our launch in 2014 and have been able to accomplish this success with a minimal budget as a self-funded company. Based on our compound annual growth rate (CAGR) of 34.74% in addition to looking at the trajectory of the competitive landscape of subscription business models (ie. Trunk Club 163% CAGR, Nature Box 79% CAGR), we believe it will continue to skew upward. With a revenue multiple of 4.0x our recurring revenue, we arrive at $1.8M ($453,000 Revenue in 2019 x 4 =$1,812,000).

Then you factor in our EBITDA of $220,000 (calculated by adding 2018 net profit +interest +taxes+depreciation and amortization), which can be viewed in our financial statement provided, and our 214% growth in 2019 from the previous year 2018.

Then when we look at the valuation of everything we've built and accomplished since 2014 - the team we've developed with a combined wealth of knowledge of 20+ years in branding and marketing. There's also the internal documents and processes already established that have helped us reach our growth and streamline our operations. We have our trademarks, our user database of over 10,000, our strong and varied customer acquisition rate with an average of 3x ROAS for advertising, 7x ROMI for affiliate marketing, and 40x ROMI for email marketing, a 92% retention rate that accounts for a consistent monthly recurring revenue, plus an average monthly growth rate of 11.5%.

And lastly, we did a thorough assessment of the competitive landscape and market value. According to AngelList, out of 1,407 subscription business startups, the average valuation is $4.2M with an average seed investment of $1.12M (Source: CB Insights).

Each of these varying factors have lead us to a pre-money valuation of $4,000,000. Please note this pre-money valuation was set internally based on the above factors without a formal third-party independent valuation.

More Sources:

http://subscriptionnewsandreviews.com/subscription-boxes-growing-consistent-revenue-next-dollar-shave-club/

https://hbr.org/2017/12/subscription-businesses-are-booming-heres-how-to-value-them

https://www.quora.com/What-is-a-good-benchmark-valuation-multiple-for-a-subscription-based-software-company

https://angel.co/subscription-businesses

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  33.0%
  To scale our marketing acquisition channels including paid social and PPC, affiliate marketing, and PR.

- *Company Employment*
  20.0%
  By expanding our team we will be able to alleviate some of the responsibilities from the top level to focus on business development and hire more specialized roles that will help with the operational and marketing side of things.

- *Working Capital*
  43.5%

Submit deposits for production for suppliers & vendors for advance inventory buying and planning. Salaries, and maintain cash flow.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  30.0%
  To scale our marketing acquisition channels including paid social and PPC, affiliate marketing, and PR.

- *Working Capital*
  25.0%
  Pay suppliers and vendors in advance to provide 3-4 months lead time on production and have each box already prepared. Automate salaries, and have consistent cash flow.

- *Company Employment*
  23.5%
  Expand the OuiPlease team into more specialized roles to get more granular on each area of focus crucial to the success of our business: Sales Support, Customer Support, Marketing, and Operations.

- *Operations*
  9.0%
  Invest in ERP, inventory management software and tools necessary to streamline the logistics and supply chain processes.

- *Inventory*
  9.0%
  Expand product offerings, replenishment, and develop in-house products with higher profit margins.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://ouipleasebox.com (https://ouipleasebox.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/ouipleasebox

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR My French Connection, Inc.

[See attached]

MY FRENCH CONNECTION, LLC

Reviewed Financial Statements For The Years Ended December 31, 2018 and 2017

October 28, 2019



Jason M. Tyra CPA PLLC

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
My French Connection, LLC
Dallas, TX

We have reviewed the accompanying financial statements of My French Connection, LLC (a limited-liability company), which comprise the balance sheet as of December 31, 2018 and 2017, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
October 28, 2019

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

MY FRENCH CONNECTION, LLC
BALANCE SHEET
DECEMBER 31, 2018 AND 2017
_____

	2018	2017
ASSETS		
CURRENT ASSETS		
Cash	$ 44,688	$ 15,798
Inventory	7,311	16,991
TOTAL CURRENT ASSETS	51,999	32,789
NON-CURRENT ASSETS		
Equipment	58,773	43,945
Accumulated Depreciation	(32,780)	(27,974)
Website	35,888	-
Accumulated Amortization	(7,178)	-
TOTAL NON-CURRENT ASSETS	54,703	15,971
TOTAL ASSETS	106,702	48,760
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Unearned Revenue	65,926	180,388
Accounts Payable	2,014	3,403
TOTAL CURRENT LIABILITIES	67,940	183,791
NON-CURRENT LIABILITIES		
Note Payable	270,000	-
TOTAL LIABILITIES	337,940	183,791
MEMBERS' EQUITY		
Contributed Capital	431,359	481,341
Members' Draws	(63,963)	(49,982)
Retained Earnings (Deficit)	(598,635)	(566,390)
TOTAL MEMBERS' EQUITY	(231,239)	(135,031)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 106,702	$ 48,760

MY FRENCH CONNECTION, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
_____

		2018		2017
Operating Income				
Product Income	$	273,895	$	240,200
Marketing Income		76,824		100,008
Cost of Goods Sold		(143,195)		(59,951)
Gross Profit		207,524		280,258
Operating Expense				
General & Adminstrative		119,283		129,267
Professional Fees		29,892		37,253
Selling & Marketing		28,296		28,388
Rent		26,492		25,593
Salaries & Wages		23,531		17,455
Amortization		7,178		-
Depreciation		4,806		2,971
		239,478		240,927
Net Income from Operations		(31,954)		39,331
Other Income (Expense)				
Interest Expense		(291)		(377)
Tax Expense		-		(4,103)
Net Income	$	(32,245)	$	34,851

MY FRENCH CONNECTION, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
_____

	2018	2017
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (32,245)	$ 34,851
Change in Inventory	9,680	6,529
Amortization	7,178	-
Depreciation	4,806	2,971
Change in Accounts Payable	(1,389)	3,403
Change in Unearned Revenue	(114,462)	(5,256)
Net Cash Flows From Operating Activities	(126,432)	42,498
Cash Flows From Investing Activities		
Purchase of Fixed Assets	(14,828)	-
Purchase of Website	(35,888)	-
Net Cash Flows From Investing Activities	(50,716)	-
Cash Flows From Financing Activities		
Issuance of Note Payable	270,000	-
Change in Members' Draws	(63,963)	(49,982)
Net Cash Flows From Investing Activities	206,037	(49,982)
Cash at Beginning of Period	15,798	23,284
Net Increase (Decrease) In Cash	28,889	(7,483)
Cash at End of Period	$ 44,688	$ 15,798

MY FRENCH CONNECTION, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	Contributed Capital	Members' Draws	Retained Earnings Adjustment	Retained Earnings	Total Members' Equity
Balance at December 31, 2016	$ 481,341	$ -		$ (452,141)	$ 29,200
Members' Draws		(49,982)			(49,982)
Retained Earnings Adjustment			(149,100)		(149,100)
Net Income					34,851
Balance at December 31, 2017	$ 431,360	$ (49,982)	$ (149,100)	$ (452,141)	$ (135,031)
Members' Draws		(63,963)			(63,963)
Net Income					(32,245)
Balance at December 31, 2018	$ 431,360	$ (63,963)	$ -	$ (452,141)	$ (231,239)

Reviewed- See accompanying notes.

4

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

My French Connection, LLC ("the Company") is a limited liability company organized under the laws of the State of Texas. The Company is a parent company that owns Ouiplease, Ouiplease Homme, and BeFRNCH.

Ouiplease and Ouiplease Homme curate monthly subscription boxes containing authentic, French apparel, grooming, and home products.

BeFRNCH is a French style, culture, and travel consultancy agency.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained a net operating loss in fiscal years 2018.

The following describes management's plans that alleviated substantial doubt about the Company's ability to continue as a going concern. The Company will raise funds through a Regulation CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, estimates of useful lives.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a double-declining basis over management's estimate of each asset's useful life.

Inventory

The Company values inventory at the lower of historic cost or market value.

Website

Website consists of fees paid to a third party for the Company's website. Amortization is calculated on a straight-line basis over management's estimate of the asset's useful life.

Rent

The Company occupies office and warehouse space under a month-to-month operating lease agreement. The monthly payment for this space amounts to $1,500.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. All items of income and expense are reported by the Company's members on their individual tax returns.

The Company is subject to franchise tax filing requirements in the State of Texas.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

NOTE D- DEBT

In 2018, the Company received a loan of $270,000 to start Ouiplease Homme, its menswear line. The loan matures in 2020 and bears no interest.

NOTE E- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE F- LLC MEMBER LIABILITY

The Company is a limited-liability company. As such, the financial liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital.

NOTE G- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE H- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before October 28, 2019, the date that the financial statements were available to be issued.

Subsequent to the period, the Company converted to a C-Corporation.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



Start Investing Get Funding Sign In

This offering is not live or open to the public at this moment.

OuiPlease by My French Connection, Inc.

Online French Luxury Subscription box



OuiPlease
MIEL LAVANDE
COCO
CHANEL

Website Carrollton, TX E-COMMERCE

OuiPlease is a bimonthly subscription box service that curates the best in luxury French brands and delivers them right to your doorstep. Subscribers can expect to receive ready-to-wear clothing, beauty products, home goods, perfume, candies, and more.

$0.00 raised

0 Investors	Days Left
% Equity Offered	$4M Valuation
Equity Offering Type	$300.00 Min. Investment

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- 98% of our products can't be found anywhere else in the US and Canada
- Our founder, a Parisian native, has first-hand knowledge of French luxury brands
- Our box delivers 8+ full size luxury products right to your doorstep

THE PROBLEM

Most subscription box services are unimpressive and repetitive

The high costs of luxury, sustainable goods often create an insurmountable barrier for those who seek to satisfy their refined taste but can't afford the prices. According to luxury marketing firm Unity Marketing, affluent shoppers that can afford luxury items only represent 20% of U.S. households, with an average household income of $181,905. Subscription box services have flooded the market in hopes to appeal to these consumers seeking deals on new items to love. There are somewhere between 2,000 and 3,000 different box services on the market, which makes standing out a difficult task. (Source: Savy Agency 2019). However, a lot of subscription services out there deliver too frequently and all pull from the same brands. Such practices make these boxes feel impersonal and unremarkable. The deliveries arrive in an almost numbing drumbeat of monotony, the antithesis of the unpredictability and joy they once carried. And they've created a new malady: subscription fatigue. Consumers are more likely to continue one service over another if they're getting a more special, rare product than they can find elsewhere, they say. (Source: AdAge 2018)



THE SOLUTION

Exclusive access to previously unavailable, luxury French brands

OuiPlease curates an exclusive selection of hard-to-come-by French luxury goods and delivers them directly to the consumer's doorstep. Our boxes are delivered

every other month, allowing for time to appreciate and utilize each item in a box without being inundated too quickly by another package. We offer six boxes a year, each valued at $300+ and priced as low as $108 per box with an annual subscription, that introduce consumers to new luxury items they would not have previously enjoyed due to rarity or price.



THE MARKET

The subscription market increased by 40% in 2018 alone!

Subscriptions to box delivery programs increased 40% just in the past year and the market has grown at a CAGR of 74% since 2013. OuiPlease is uniquely positioned in this growing market. Source: Forbes 2019



TOP MARKETS

There is no other subscription service out there that directly imports luxury brands from France. We are the exclusive distributor for many of these French brands in the US and Canada, so our boxes are the only way consumers can gain access to these brands without flying to France themselves.



15% OF ONLINE SHOPPERS HAVE SUBSCRIBED TO AN ECOMMERCE SUBSCRIPTION SERVICE WITHIN THE PAST YEAR.

50% OF ECOMMERCE SERVICE SUBSCRIBERS HAVE MORE THAN ONE ACTIVE SUBSCRIPTION.

20% OF MALE SUBSCRIBERS AND 7% OF FEMALES CLAIM TO BE SUBSCRIBED TO AT LEAST 6 ECOMMERCE SERVICES.

$ Online revenue for large subscription services grew from $57 million in 2011 to over $2.6 billion in 2016.

Source: Ecommerce Nation 2019

OUR TRACTION

Growing at more than 11% per month already with 3x revenue of last year



TRACTIONS

2018 REVENUE : $350K
2019 REVENUE YTD: $240K
2019 PROJECTED REVENUE: $550K

1 **+40,000** BOXES SHIPPED SINCE 2014

2 **$110K** IN REVENUE WITHIN THE FIRST 2 MONTHS OF LAUNCH

3 **92%** CUSTOMER RETENTION RATE

4 **3X** ALREADY AT 3X THE REVENUE OF 2018

5 **22%** USER GROWTH IN Q1 OF 2019

6 **32.64%** REVENUE CAGR

OuiPlease had a strong showing immediately after launch and continues to see

increases in subscriptions and revenue:

- $108k in revenue within the first 2 months of launch
- Already at 3x the revenue of 2018
- 22% User growth in Q1 of 2019
- As of this June, we have over 1000 users at an 11.5% growth rate with a trajectory to achieve $550k in revenue by the end of the year

And 2019 shaped up to be even better!



$457,783 +219%
Net Sales
479,598 +216%
Gross Sales
2552 +263%
Orders
2,888 +231%
Items

WHAT WE DO

We deliver hard to find, luxury French products, right to your door

OuiPlease is a bi-monthly subscription box service that delivers a curated selection of luxury French goods to the doorsteps of women in the US and Canada. Leveraging our partnerships with these unique french brands gives us access to traditionally unavailable luxury goods.

OuiPlease offers a selection of established and upcoming luxury brands in ready-to-wear apparel, beauty, perfume, home goods, epicure, and more. Arranged with a meticulous eye for aesthetics and quality, OuiPlease boxes provide an experience worthy of their products.





THE BUSINESS MODEL

Subscription programs and one-off purchases

OuiPlease revenue comes from the bi-monthly and annual subscription programs. We also offer the option of a one-time delivery of a single box. Furthermore, even without a subscription, consumers can shop a la carte for our exclusive French products directly from our site.





OuiPlease

HOW WE ARE DIFFERENT

98% of our products can't be found in the US or Canada

Our connections make it possible to import these products directly from France. Unlike the other style boxes out there, our curated selection covers a range of categories; beauty, jewelry, apparel, fine food and wine, accessories, and home decor. Our boxes deliver full-size products that complement every aspect of the consumer's lifestyle. No "travel-sized" or "sample-size" for any of our subscribers.











EXCLUSIVE FRENCH BRANDS
You wish you heard of sooner. All the products are directly imported from France. 98% of which you wont find in the U.S.A.
FULL-SIZE PRODUCTS ONLY
In every box, because our customers deserve more than just samples to build loyalty to new brand.
+8 PRODUCTS IN EACH BOX
Because it's more than just style. It's a way of life. From Home Decor to apparel, we bring you curated items to complement every aspect of your daily life with style and ease.
SHIP EVERY OTHER MONTH
To deliver at just the right time when you need it. Pause or Cancel at anytime.
EXCLUSIVE AND UNIQUE FRENCH EXPERIENCE
From the delivery to the packaging and the box, OuiPlease is a French unique experience than any other competitors are offering on the market.

THE VISION

On pace to be a market leader in the curated luxury market

With the proper funding we will be able to scale our business operations, technology, and marketing efforts. We aim to be the leader in French curation, luxury subscription, and gifts for men and women in the US and Canada. We also are working towards offering premium corporate gifting and special event packages.



OUR TEAM

A Parisian native with first-hand knowledge of the best French brands

Founder Jessica Barouche is from Paris and is well-versed in the art of French food, fashion, and culture. Before launching OuiPlease, Jessica received her MBA in International Luxury Management and started a consulting company to help French brands implement the US market, making her uniquely qualified to bring these luxury products to avid consumers in the US and Canada.











JESSICA BAROUCHE Founder & CEO

With 10+ years in Global Luxury Marketing strategy development, Jessica, a Parisian-native, moved to the US in 2012. Two years later she launched OuiPlease with a mission to bring France to the doorsteps of American women.

CLARISSA WRIGHT Director Marketing

With 8+ years in marketing and 5 years as a dedicated digital strategist and consultant, Clarissa's job as Marketing Consultant focuses on 4 key success factors: drive, capture, nurture, build: drive traffic, capture data, nurture leads, and build customer loyalty.

AURELIEN DEFAYE Director Brand Partnerships

With +10 years in Global & Luxury Marketing in France & Asia including world-renowned beauty brand L'Oréal Group, Aurelien joined OuiPlease during its early stages in 2014. His mission is to find & bring in the US the best that France has to offer!





CRISTINA ESPINOZA Customer Service Manager

With 10+ years experience in finance, Cristina joined OuiPlease in January 2018 as a Customer Service Associate bringing her commitment to strengthening customers relationships, resolving issues, and winning customer loyalty.

MADELINE PAUL Junior Marketing & Communication Manager

As a Southern Methodist University graduate with a focus on Advertising and French, Maddy began her career at OuiPlease in early 2019. Maddy combines her love for all things French, fashion, and philanthropy with her knowledge of brand management.

OUR HEADQUARTERS: DALLAS, TX

OFFICE SPACE







OFFICE SPACE




WAREHOUSE
SPACE




WAREHOUSE
SPACE




WHY INVEST

Join us in making luxury goods more accessible

OuiPlease is growing at an average rate of 11.5% per month. Consumers in the US and Canada are ready and eager to gain access to these luxury French products. By taking investment from the crowd, we wanted every fan to be a part of our mission and helping us scale our efforts across the country. With your investment, we believe we can build our team, our operations, our software, and scale our marketing efforts, and make OuiPlease a nationally recognized brand.





I just received my first box and I absolutely love it!

Everything down to the box it comes in is carefully selected and of great quality.
Anastasia E.

I now have multiple subscriptions so I can give out gifts and keep one for myself.

GOLD 48K



November 2014
Launched OuiPlease Box

December 2014
$108k in revenue in 2 months

December 2015
$350k in revenue

June 2019
1020 Users, 22% User Growth Q1, and 3x 2018 Revenue

December 2019
216% Increase in Revenue from 2018

263% increase in Orders compared to 2018

In the Press



Forbes THR BAZAAR allure NYLON InStyle

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Meet Our Team





Jessica Barouche

CEO, Founder & Board Member

With 10+ years in global marketing strategy development, Jessica, a Parisian native, moved to Dallas, TX in 2012. Two years later she launched OuiPlease with the mission to bring France to the doorsteps of American women, no passport required.



Clarissa Wright

Consulting Digital Marketing Manager, Board Member

With 7+ years in marketing and 5 years as a dedicated digital strategist and consultant, Clarissa's job as the Director of marketing focuses on 4 key success factors: drive, capture, nurture, build: drive traffic, capture data, nurture leads, and build customer loyalty. Clarissa runs her own business, CNW Digital, and OuiPlease by My French Connection, Inc. is a client. Clarissa's primary job is CNW Marketing, and she works about 20 hours per week at OuiPlease.



Aurelien Defaye

Director of Marketing & Communications; Board Member

With 10+ years in Global & Luxury Marketing in France & Asia including world-renowned beauty brand Loreal Group, Aurelien joined the OuiPlease team in 2014. His mission is to find and bring into the US the best fashion, beauty, and lifestyle brands France has to offer!



Cristina Espinoza

Customer Service Manager

With 10+ years of experience in finance, Cristina joined OuiPlease in January 2018 as a Customer Service Associate bringing her commitment to building productive relationships with customers, resolve issues and win customer loyalty.



Madeline Paul

Junior Communications & Marketing Manager

Maddy graduated from Southern Methodist University where she studied Advertising and French. Starting her career at OuiPlease in early 2019, Maddy combines her love for all things French, fashion, and philanthropy with her knowledge of brand management.

Offering Summary

Company : My French Connection, Inc.

Corporate Address : 1620 Surveyor Blvd, Carrollton, TX 75006

Offering Minimum : $10,000.00

Offering Maximum : $1,070,000.00

Offering Maximum : $1,070,000.00

Minimum Investment Amount (per investor) : $300.00

Terms

Offering Type : Equity

Security Name : "Series B" Common Stock

Minimum Number of Shares Offered : 20,000

Maximum Number of Shares Offered : 2,140,000

Price per Share : $0.50

Pre-Money Valuation : $4,000,000.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Proxy for shares sold in this Offering.

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Bonuses

Early Bird Special

First 48 hours - Friends and Family Early Birds | 15% bonus shares

Next 5 days - Early Bird Bonus | 10% bonus shares

Volume

$500 - 15% discount on annual membership (6 boxes per year)

$1,000 - 20% discount on annual membership (6 boxes per year)

$2,500 - 25% discount on annual membership (6 boxes per year)

$5,000+ 30% discount and 5% bonus shares annual membership (6 boxes per year)

$10,000+ 40% discount and 10% bonus shares annual membership (6 boxes per year)

$20,000+ Free Annual (up to 6 boxes per year) package and 20% bonus shares

The 10% Bonus for StartEngine Shareholders

My French Connection, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series B Common Stock at $0.50 / share, you

will receive 110 shares of Series B Common Stock, meaning you'll own 110 shares for $50. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Inter company debt or back payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow OuiPlease by My French Connection, Inc. to get notified of future updates!

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Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Form 636
(Revised 05/11)

Return in duplicate to:
Secretary of State
P.O. Box 13697
Austin, TX 78711-3697
512 463-5555
FAX: 512 463-5709

Filing Fee: See Instructions



Certificate of Conversion
of a
Limited Liability Company
Converting
to a
Corporation

This space reserved for office use.

F I L E D
In the Office of the
Secretary of State of Texas

OCT 16 2019

Corporations Section

Converting Entity Information

The name of the converting limited liability company is:

My French Connection LLC

The jurisdiction of formation of the limited liability company is : Texas

The date of formation of the limited liability company is: October 23, 2013

The file number, if any, issued to the limited liability company by the secretary of state is: 801871932

Plan of Conversion—Alternative Statements

The limited liability company named above is converting to a: ☒ for-profit corporation
☐ professional corporation ☐ nonprofit corporation. The name of the corporation is:

My French Connection, Inc.

The corporation will be formed under the laws of : Texas

☐ The plan of conversion is attached.

If the plan of conversion is not attached, the following statements must be completed.

☒   Instead of attaching the plan of conversion, the limited liability company certifies to the following statements:

A signed plan of conversion is on file at the principal place of business of the limited liability company, the converting entity. The address of the principal place of business of the limited liability company is:

6115 Owens Street, #208	Dallas	TX	USA	75235
Street or Mailing Address	*City*	*State*	*Country*	*Zip Code*

A signed plan of conversion will be on file after the conversion at the principal place of business of the corporation, the converted entity. The address of the principal place of business of the corporation is:

6115 Owens Street, #208	Dallas	TX	USA	75235
Street or Mailing Address	*City*	*State*	*Country*	*Zip Code*

A copy of the plan of conversion will be furnished on written request without cost by the converting

Form 636   4 entity before the conversion or by the converted entity after the conversion to any owner or member of the converting or converted entity.

Certificate of Formation for the Converted Entity

[X] The converted entity is a Texas corporation. The certificate of formation of the Texas corporation is attached to this certificate either as an attachment or exhibit to the plan of conversion, or as an attachment or exhibit to this certificate of conversion if the plan has not been attached to the certificate of conversion.

Approval of the Plan of Conversion

The plan of conversion has been approved as required by the laws of the jurisdiction of formation and the governing documents of the converting entity.

Effectiveness of Filing (Select either A, B, or C)

A. [X] This document becomes effective when the document is accepted and filed by the secretary of state.

B. [ ] This document becomes effective at a later date, which is not more than ninety (90) days from the date of signing. The delayed effective date is: _____

C. [ ] This document takes effect upon the occurrence of the future event or fact, other than the passage of time. The 90th day after the date of signing is: _____

The following event or fact will cause the document to take effect in the manner described below:

_____

Tax Certificate

[ ]   Attached hereto is a certificate from the comptroller of public accounts that all taxes under title 2, Tax Code, have been paid by the limited liability company.

[X]   In lieu of providing the tax certificate, the corporation as the converted entity is liable for the payment of any franchise taxes.

Execution

The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument.

Date: 10/9/2019

Jessica Barouche - CEO & Founder

Signature and title of authorized person on behalf of the converting entity

Form 636   5

FILED
In the Office of the
Secretary of State of Texas

OCT 16 2019

Corporations Section

CERTIFICATE OF FORMATION OF
MY FRENCH CONNECTION, INC.

Article I.
Entity Name and Type

The filing entity being formed is a for-profit corporation. The name of the entity is My French Connection, Inc. (the "**Corporation**").

Article II.
Statement of Conversion

This Corporation is being formed under a Plan of Conversion. The converting entity was originally formed as a Texas limited liability company on October 24, 2013. The name and address of the converting entity are as follows:

My French Connection, LLC
Attn: Jessica Barouche, Manager
6115 Owens Street, #208
Dallas, TX 75235

Article III.
Purpose

The purpose for which the Corporation is formed is for the transaction of any and all lawful business for which a for-profit corporation may be organized under the Texas Business Organizations Code.

Article IV.
Registered Agent and Registered Office

The initial registered agent and initial registered office of the Corporation are:

Jessica Barouche
6115 Owens Street, #208
Dallas, TX 75235

Article V.
Management

The Corporation is to be managed by a board of directors. The number of directors constituting the initial board of directors is one (1), and the names and addresses of the person who is to serve as the initial director until the first annual meeting of shareholders, or until their successor is elected and qualified, is as follows:

Jessica Barouche
6115 Owens Street, #208
Dallas, TX 75235

Article VI.
Authorized Shares

The Corporation is authorized to issue only one (1) class of shares. The total number of shares that the Corporation is authorized to issue is Ten Million (10,000,000) shares, par value $0.0001 per share. No distinction shall exist between the shares of the Corporation or between the holders of the shares.

Article VII.
Organizer

The name and street address of the organizer of the Corporation is:

Adam Fox
Brown Fox PLLC
8111 Preston Road, Suite 300
Dallas, Texas 75225

Article VIII.
Duration

The duration of the Corporation is perpetual.

Article IX.
Directors' Limited Liability

A director of the Corporation shall not be liable to the Corporation or its shareholders for monetary damages for an act or omission in the directors capacity as a director, except to the extent the director is found liable for: (1) a breach of the director's duty of loyalty to the Corporation or its shareholders; (2) an act or omission not in good faith that constitutes a breach of duty of the director to the Corporation or an act or omission that involves fraud, intentional misconduct, or a knowing violation of the law; (3) a transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's duties; or (4) an act or omission for which the liability of a director is expressly provided by an applicable statute.

Article X.
Written Consent of Shareholders

Any action required by the Texas Business Organizations Code to be taken at any annual or special meeting of shareholders, or any action which may be taken at any annual or special meeting of shareholders, may be taken without a meeting, without prior notice, and without a vote, if one or more written consents setting forth the action so taken shall be signed by the holder or holders of shares having not less than the minimum number of votes that would be necessary to take such action at a meeting at which the holders of all shares entitled to vote on the action were present and voted.

Article XI.
Effective Date

This Certificate of Formation takes effect upon the filing of this Certificate with the Secretary of State's Office as required by Sections 4.001, *et seq.*, of the Texas Business Organizations Code.

Article XII.
Execution

The undersigned affirms that the person designated as registered agent has consented to the appointment. The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized to execute the filing instrument.

Date: <u>October 16, 2019</u>



Signature of Organizer

<u>Adam Fox</u>
Printed Name



Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Ruth R. Hughs
Secretary of State

Office of the Secretary of State

CERTIFICATE OF FILING
OF

My French Connection, Inc.
803451634

The undersigned, as Secretary of State of Texas, hereby certifies that a Certificate of Amendment for the above named entity has been received in this office and has been found to conform to the applicable provisions of law.

ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing filing effective on the date shown below.

Dated: 01/10/2020

Effective: 01/10/2020



Ruth R. Hughs
Secretary of State

CERTIFICATE OF AMENDMENT OF
CERTIFICATE OF FORMATION OF
<u>MY FRENCH CONNECTION, INC.</u>

This Certificate of Amendment is submitted for filing pursuant to the applicable provisions of the Texas Business Organizations Code.

I.
Entity Name and Type

The name of the filing entity is My French Connection, Inc., a for-profit corporation (the "**Corporation**"). The file number issued to the Corporation by the Texas Secretary of State is 803451634.

II.
Amendments

The Certificate of Formation of the Corporation is amended by the alteration of the provisions stated in its entirety below and identified or referenced as follows:

1. Article VI.

Original. The current Article VI reads as follows:

Article VI.
Authorized Shares

The corporation is authorized to issue only one (1) class of stock. The total number of shares that the corporation is authorized to issue is One Million (1,000,000) shares, par value $0.0001 per share. No distinction shall exist between the shares of the corporation or between the holders of the shares.

Amended. Article VI is shall be amended in its entirety to state as follows:

Article VI.
Authorized Shares; Action by Less Than Unanimous Consent

A.   Authorized Stock; Establishment of Series.   The Corporation is authorized to issue one class of stock to be designated as "Common Stock." Common Stock shall be designated into two series as "Series A" Common Stock and "Series B" Common Stock.

B.   Preferences, Limitations, and Relative Rights of Series. The preferences, limitations, and relative rights of each of "Series A" and "Series B" shall be identical in all respects, *except that* shares of "Series B" Common Stock shall have no voting rights and are not entitled to vote to any matter presented to the shareholders for a vote unless otherwise required by the Texas Business Organizations Code. For avoidance of doubt, "Series A" Common Stock shall possess voting rights on all matters presented to the shareholders for a vote. Pursuant to TBOC § 21.155, the Board of Directors is hereby further authorized to establish, by resolution, one or more series of unissued shares of Common Stock of the Corporation, and fix or alter from time to time the voting powers and such designations, preferences, and relative participating, optional, or other special rights of the shares of each such series of Common Stock, and to establish from time to time the number of shares constituting any such series of Common Stock.

C. **Number of Authorized Shares**. The total number of shares of Common Stock that this Corporation is authorized to issue is twenty million (20,000,000) shares with a par value of $0.0001 per share. As to the Common Stock of the Corporation, ten million (10,000,000) shares shall be designated as "Series A" Common Stock and ten million (10,000,000) shares shall be designated as "Series B" Common Stock. The Board of Directors shall have the power to issue any additional shares of Common Stock from time to time in one or more series, subject to the terms in this Certificate of Formation.

D. **Action by Less Than Unanimous Consent**. This section applies to any action required or authorized to be taken under the Texas Business Organizations Code or the governing documents of the Corporation at an annual or special meeting of the shareholders. Except as provided by the Texas Business Organizations Code, the shareholders of the Corporation are hereby authorized to take action without holding a meeting, providing notice, or taking a vote if the shareholders of the Corporation having at least the minimum number of votes that would be necessary to take the action that is the subject of the consent at a meeting, in which each shareholder entitled to vote on the action is present and votes, sign a written consent or consents stating the action taken.

III.
Statement of Approval

This amendment to the Certificate of Formation has been approved in the manner required by the Texas Business Organizations Code and by the governing documents of the Corporation.

IV.
Effectiveness of Filing

This Certificate of Amendment becomes effective when it is filed by the Secretary of State.

V.
Execution

The undersigned officer of the Corporation executes this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized to execute the filing instrument.

Date: 01/09/2020

Verified by PDFfiller
01/09/2020

Jessica Barouche, President